UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Extraordinary General Meetings Postponed Until October 10, 2008

Valley Cottage, New York, October 2, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced that its Extraordinary General Meetings (“EGMs”) were postponed until October 10, 2008 in accordance with its articles of association due to the absence of a quorum. The postponed EGMs will take place at the offices of Kantor & Co. Law Offices, 14 Abba Hillel Silver Road, Oz House, 12th Floor, Ramat Gan, Israel at 3:00 p.m. Israel time, and 5:30 p.m. Israel time, respectively, on October 10, 2008.

Any proxy votes received at any time up to 48 hours prior to the postponed EGMs will be included in the total votes counted for the EGMs. Those shareholders who have a valid “proof of ownership” in Israel or a letter of representation from Computershare, the Company’s United Kingdom registrars, and attend the meeting in person will also be permitted to vote.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 2, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer